UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Cogent, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

19239Y108

(CUSIP Number)

Gregg M. Larson

Deputy General Counsel & Secretary

3M Company

3M Center

St. Paul, Minnesota 55144

(651) 733-2204

Copy to:

Christopher Austin

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York City, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19239Y108

1.	Names of Reporting Persons 3M Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 100

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%*

14.	Type of Reporting Person (See Instructions) CO

* See Item 4.

Item 1.	Security and Issuer

This Amendment No. 6 to the Schedule 13D amends and supplements the Schedule 13D, as amended by Amendment No. 5 to the Tender Offer Statement on Schedule TO filed on October 8, 2010, Amendment No. 2 to  the Schedule 13D filed on October 15, 2010, Amendment No. 3 to the Schedule 13D filed on October 22, 2010, Amendment No. 6 to the Tender Offer Statement on Schedule TO filed on October 25, 2010 and Amendment No. 7 to the Tender Offer Statement on Schedule TO filed on October 27, 2010 (the “Schedule 13D”), originally filed on August 29, 2010 by 3M Company and its wholly-owned subsidiary Ventura Acquisition Corporation (collectively, the “Reporting Persons”) with respect to the common stock, par value $0.001 per share (the “Shares”), of Cogent, Inc. (“Cogent” or the “Issuer”).

Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Following a shareholder vote on December 1, 2010, at which holders of a majority of the Shares voted to approve and adopt the Merger Agreement, 3M completed its acquisition of Cogent via the merger of Purchaser with and into Cogent with Cogent (the “Surviving Corporation”) becoming a wholly owned subsidiary of 3M. As a result of the effectiveness of the merger and the transactions contemplated by the Merger Agreement, the Issuer is now a wholly owned subsidiary of 3M, and with no public market for the Issuer’s stock, price quotations with respect to sales of the Issuer’s stock in the public market are no longer available, registration of the Issuer’s Common Stock under the federal securities laws will be terminated, and the Issuer is no longer required to file periodic reports with the United States Securities and Exchange Commission.

At the effective time of the Merger, (1) each issued and outstanding Share (other than Shares held in the treasury of Cogent or owned by the Reporting Persons, or by any direct or indirect wholly owned subsidiary of the Reporting Persons or Cogent, in each case immediately prior to the effective time of the Merger and any Shares that are issued and outstanding immediately prior to the effective time of the Merger and held by a Cogent stockholder who is entitled to demand and properly demands appraisal of such Shares) was, by virtue of the Merger and without any action on the part of the Reporting Persons or the Issuer or the holder, cancelled and converted into the right to receive $10.50 in cash, without interest thereon and less any required withholding taxes; (2) all Shares held by the Reporting Persons or any wholly owned subsidiary of the Reporting Persons or the Issuer and Shares held by the Issuer in treasury were cancelled and no payment or distribution was made with respect to such Shares; (3) each share of Purchaser common stock issued and outstanding immediately prior to the effective time was, by virtue of the merger and without any action on the part of the holder thereof, converted into a share of the Surviving Corporation, making Cogent a wholly owned subsidiary of 3M; (4) the certificate of incorporation of the Surviving Corporation was amended to conform with Exhibit B of the Merger Agreement; (5) the bylaws of the Surviving Corporation were amended to read as the bylaws of Purchaser as in effect immediately prior to the effective time of the Merger, except that such bylaws were amended to reflect that the name of the Surviving Corporation is 3M Cogent, Inc. and (6) the directors of Purchaser became the directors of the Surviving Corporation and the officers of the Issuer immediately prior to the effective time became the initial officers of the Surviving Corporation.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended, in pertinent part, as follows:

(a) — (b) As a result of the Merger, 3M is the direct record owner of, and has the power to vote and to dispose or direct the disposition of 100 shares of the Surviving Corporation, which represent 100% of the Surviving Corporation’s outstanding shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 3, 2010

3M Company

By:	/s/ Gregg M. Larson
Name:	Gregg M. Larson
Title:	Deputy General Counsel and Secretary